September 29, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Kathleen Collins

Re:	Comment Letter Response TechTarget, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 13, 2015 File No. 001-33472

Dear Ms. Collins:

TechTarget Inc. (the “Company”) is responding to the comment letter sent by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 2, 2015, including supplemental details of how the comments will be addressed in the Company’s future filings. The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by the Company’s response in the standard typeset. We hope this is helpful to you in reviewing this response letter.

The Company’s response is as follows:

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1. Business

Our Solution, page 5

1.	You provide the number of registered members as of December 31, 2014, and provide quantitative information on the number of new customers in your second quarter earnings call for 2015. In an effort to provide context and comparability to your disclosure of client numbers, tell us how you considered disclosing the number of registered members you had at the end of each period presented.

Response:

As an initial matter, a registered member is a user of our network of websites that either (i) registers on one of the sites on our network as a member of that site, (ii) subscribes to a newsletter on one of our sites, or (iii) accesses demos, brochures or other product information or content on or from one of our sites. Prior to accessing content on our sites, a user must supply contact information and agree to receive further information from us and/or one of our customers. We use this membership information, including corporate contact and other qualification information, in the products that we sell to our customers. We do not receive revenue from, or base revenue on, the number of registered users, and our revenue received from our customers does not directly correlate to the number of registered users. As described below, the Company determined that there is no direct link between fluctuations in our registered member base to our revenues or the number of active customers.

In the preparation of our quarterly reports on Form 10-Q and with respect to our earnings calls, we considered whether disclosure of the quarterly change in the number of our registered members was required as qualitatively and/or quantitatively material to our financial statements and results of operations. We reviewed the quarterly change in this metric and determined that the change quarter over quarter in the number of our members was not quantitatively material. We further determined that disclosing the number of members on a quarterly basis was not useful to a reader of our financial statements or to an understanding of our results of operations or business. When considering whether such information was qualitatively material, we noted that a change in registered members does not provide insight into the number of our active customers or revenues. Our annual membership number, disclosed on pages 3 and 5 of our Annual Report on Form 10-K for the year ended December 31, 2014 (“Form 10-K”), is intended to provide the reader with the breadth and reach of our content footprint, which our customers leverage through customized marketing programs.

Similarly, we disclose the number of total customers on pages 3 and 13 of our Form 10-K. We do not provide an overall number of new customers on a quarterly basis because we have determined that such quarterly changes are not qualitatively and/or quantitatively material. We do provide quarterly information on our earnings call regarding the number of new customers of our IT Deal Alert suite of products only. The IT Deal Alert suite of products is one of the Company’s key product initiatives. Therefore, we provide quantitative information on the number of IT Deal Alert customers at the end of both the current and prior quarters in order to disclose the growth that has taken place in this specific suite of products. Accordingly, in the management’s discussion and analysis (“MD&A”) section of our Form 10-K, we describe key company initiatives (on pages 35-36). It is this IT Deal Alert growth that we disclosed in both our first and second quarter earnings calls for 2015 as well as in our Quarterly Report on Form 10-Q for each of those periods under the “key strategic initiatives” section in the MD&A. Because IT Deal Alert sales are a key initiative for the Company, we believe it is important to provide a quarterly comparison of customer growth in addition to revenues for that product suite.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

2.	Please tell us the amount of cash and cash equivalents held outside of the United States for each of the periods presented. To the extent material, tell us your consideration for disclosing such amounts in future filings along with a discussion regarding the potential impact should you need to repatriate such funds. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response:

The following table provides cash and cash equivalents held inside of and outside of the United States for each of the periods presented in our Form 10-K:

($000’s)	12/31/2014		12/31/2013
US	$18,442	96%	$14,807	96%
Outside US	$833	4%	$605	4%

Total per Form 10-K	$19,275	100%	$15,412	100%

The funds held outside of the United States represent a very small percentage of our overall cash position. Because the Company’s overall liquidity is strong, the Company does not need access to these funds for purposes of ongoing operations. Therefore, the Company believes that the amounts held outside of the United States are not material to our financial statements, and accordingly we have not disclosed such amounts. If the amounts held outside the United States relative to our overall cash position change, we will consider whether such amounts are material to our operations and financial results. If material, we will disclose in accordance with the requirements contained in Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Item 8. Financial Information and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Principals of Consolidation, page 56

3.	We note you have determined that you effectively control a variable interest entity (“VIE”) Keji Wangtou Information Technology Co., Ltd (“KWIT”), which is incorporated under the laws of the People’s Republic of China, through a wholly foreign owned enterprise. In an effort for us to better understand the significance of this VIE, please tell us how much revenue and profit or loss KWIT generated in the periods presented. Also tell us KWIT’s total cash and cash equivalents, total assets and total liabilities consolidated in your financial statements for each period presented.

Response:

The following is revenue and profit and loss information with respect to KWIT for the periods shown:

($000’s)	12/31/2014	12/31/2013	12/31/2012
Revenue	$819	$1,124	$608
Expense	$961	$917	$743

Net Income (Loss)	$(142)	$207	$(135)

($000’s)	12/31/2014	12/31/2013
Cash & Cash Equivalents	$78	$111
Total Assets	$289	$440
Total Liabilities	$308	$317

We do not believe that KWIT is significant to our financial statements.

Revenue Recognition, page 57

4.	You state on page 58 that Qualified Sales Opportunities revenue is recognized when the opportunity is delivered to your customer. Please tell us the terms of the Qualified Sales Opportunities service arrangements including what the company is obligated to provide, the typical duration, and how it is priced. Also explain further how revenue is recognized. In this regard, tell us what you mean by “when the opportunity is delivered” and how that coincides with the terms of your arrangements. Lastly, tell us your consideration for expanding your disclosure in future filings to incorporate this additional information.

Response:

Qualified Sales Opportunities (“Qualified Opportunities” or “QSOs”), a product in our IT Deal Alert suite of products, are qualified leads that are provided to the customer. The Company’s online terms and conditions (the “Terms”), which are posted publicly on our website, define the product constituting such QSO as “an account profile of an end-user account, delivered via PDF file emailed to a designated recipient, for which TechTarget has verified an active purchase project through a contact at the account affirming, via telephone discussion or online information, that there is an intention, not a guarantee, to purchase the relevant technology solution within the next 12 months.”

The Terms further state that delivery of QSOs “shall occur weekly until the fulfillment of the number agreed upon by the parties. The quantity delivered may vary by week. TechTarget may fulfill the number agreed upon earlier than the estimated contracted end date, in which case the campaign will end upon delivery of the agreed upon amount. If TechTarget has not met the agreed upon number of Qualified Opportunities by the estimated contracted end date, TechTarget retains the right to satisfy any shortfall” by extending the end date of the contract. Contracts typically designate delivery of the QSOs over a one-month to three-month period.

QSOs are priced per opportunity, but pricing varies based on the vertical technology marketing segment, the size of our clients, the target company of the member, and the geographic region and country of origin of the member. Accordingly, we recognize revenue on a per-QSO basis in the period in which each of the QSOs described above is delivered to the customer. As a general rule, we only bill the customer each month for the QSOs delivered during that month.

As we describe in our revenue recognition policy, if the QSOs are part of a multiple element arrangement, we allocate arrangement consideration based on an analysis of our best estimate of selling price, after considering whether vendor-specific objective evidence is available or if third-party pricing can be used.

To provide further clarity regarding delivery of this product, we will comply with your request to include additional disclosure to clarify what is delivered to our customers beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2015. For purposes of illustration, we have included disclosure here that is responsive to the Staff’s comment, marked to show changes from the disclosure contained in our Form 10-K.

“IT Deal Alert. This suite of products includes Qualified Sales Opportunities, which profile specific in-progress purchase projects, and Account Watch (rebranded in 2015 as Priority Engine), which is a subscription service that integrates into salesforce.com and delivers those accounts who are actively researching new technology purchases. Qualified Sales Opportunities revenue is recognized when the Qualified Sales Opportunity is delivered to the Company’s customer, and Account Watch revenue is recognized ratably over the duration of the service to the Company’s customer.”

Note 12. Income Taxes, page 70

5.	We note that you have not recognized a deferred tax liability for undistributed earnings in certain foreign subsidiaries that you determined are permanent in duration. Please tell us how you considered disclosing the amount of undistributed foreign earnings for which you have not provided any U.S. income tax and the amount of the unrecognized deferred tax liability associated with such earnings. We refer you to ASC 740-30-50-2(c).

Response:

We have carefully considered our disclosure obligations under ASC 740-30-50-2(c). As noted in Note 12 – Income Taxes to our consolidated financial statements included in the Form 10-K, the Company considers these earnings permanently reinvested. The operating model of these foreign subsidiaries does not allow them to generate substantial working capital that could be used to make distributions to their parent company. For these reasons, it is impracticable to reasonably calculate the amount of deferred tax liability related to our undistributed foreign earnings at this time. Accordingly, we believe our existing disclosure is appropriate. The amount of undistributed earnings of our foreign subsidiaries at December 31, 2014 was approximately $2.5 million.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 27, 2015)

Executive Incentive Compensation, page 19

6.	You state that you do not routinely grant each named executive officer or key employee an RSU award each year and that instead, you may grant RSU awards to selected executives or employees in certain years. You also state that you typically grant RSU awards once per year, other than when an executive begins employment with the Company, and generally grant awards only during open trading windows. Your disclosures appear to conflict insofar as the former statement indicates that you do not routinely make RSU grants on an annual basis, while the latter suggests that you generally grant RSU awards once per year. Please advise.

Response:

Our equity award program is designed to attract, motivate and retain certain selected employees. Our Compensation Committee typically makes Restricted Stock Unit (“RSU”) awards to our senior managers once per year, usually at our August board meeting. In addition, from time to time, we include an executive officer in the pool of employees to whom RSU awards are made. However, we do not grant each executive officer an RSU award each year. Similarly, we do not grant RSU awards to the same group of senior level employees each year. Instead, we typically grant RSU awards to different selected employees each year.

We draw the Staff’s attention to the disclosure on page 19 of our definitive proxy statement for the 2015 annual meeting of stockholders (“2015 Proxy Statement”), which states in pertinent part: “Based on the Company’s and [Compensation] Committee’s philosophy that each executive officer should not receive an RSU grant each year, there were no other equity awards made to executive officers during 2014.”

To provide further clarity regarding our equity grant process, we will comply with your request to include additional disclosure in our future proxy statements where appropriate, beginning with our definitive proxy statement for the 2016 annual meeting of stockholders. For purposes of illustration, we have included disclosure here that is responsive to the Staff’s comment, marked to show edits from our 2015 Proxy Statement.

“~~To date,~~ We ~~have~~ typically make ~~made~~ an initial equity award to each new executive~~s~~ in connection with the start of ~~their~~his or her employment. Other than with respect to new hire awards, we typically grant RSU awards once per year to a select group of employees, typically in August and generally only during open trading windows. We do not typically grant the same individuals an award each year. Further, we do not routinely grant each named executive officer ~~or key employee~~ an RSU award each year.~~; Instead,~~W~~w~~e may grant any individual executive officer an RSU award~~s to selected executives or employees in certain years~~periodically. ~~We typically grant RSU awards once per year, other than when an executive begins employment with the Company, and generally grant awards only during open trading windows.~~ All ~~G~~grants of equity awards ~~to executives~~ are ~~all~~ approved by the Compensation Committee either as part of the annual grant process or at other times during the year. RSUs typically vest one-third per year over a three year period~~Stock options have been granted using the fair market value of our common stock on the date of grant. To date, in most cases, stock options and restricted stock units vest 25% on the first anniversary of the grant date then 6.25% per month for the 12 quarters thereafter~~.”

7.	You state that in determining equity awards, among other factors, your compensation committee considers the company’s business and financial performance, the executive’s performance and future potential, the award value relative to other executives’ awards, and the value of previous awards and amount of outstanding unvested equity awards. In discussing such grants made in 2014, you disclose that grants to Mr. Cotoia were made in recognition of his performance and contributions to the Company as well as his expected future contributions. Your disclosures fail to fully explain how these inputs are ultimately translated into compensation determinations. With a view toward future disclosure, please expand your discussion to comprehensively explain your equity compensation structure methodology and corresponding individualized pay determinations.

Response:

We draw the Staff’s attention to the disclosure on page 19 of our 2015 Proxy Statement, in which we disclose the various factors that the Compensation Committee may consider in the granting of equity awards to employees. As we have disclosed, the Compensation Committee grants equity awards to selected employees annually, taking into consideration the Company’s business and financial performance, the employee’s past and expected future contributions and the value of the individual award relative to other awards that have previously been granted to that individual employee, as well as other employees. The Compensation Committee considers the recommendations of the Chief Executive Officer in this regard except with respect to equity awards made to him.

When the Compensation Committee determined to grant Mr. Cotoia the 2014 RSU award, it took into consideration all of these factors. The Compensation Committee did not deem any one factor to be material to its determination of whether to grant an award to Mr. Cotoia or the number of RSUs pursuant to his award.

At this time, it is premature to speculate as to which factors, if any, the Compensation Committee will consider to be material to its determination of individual RSU awards to executive officers in the future. We note in this regard that Item 402(b) of Regulation S-K and Compliance and Disclosure Interpretation 118.04 (the “CDI”) provide that a company should analyze whether it is required to disclose criteria or factors relevant to an executive compensation determination based upon threshold materiality in the context of the company’s executive compensation policies or decisions. The CDI further states that if the factors are not material in this context, the company is not required to disclose them. A materiality determination is a facts and circumstances evaluation which a company must evaluate in good faith.

Accordingly, we confirm that we will include additional disclosure in our future proxy statements where appropriate regarding the factors that the Compensation Committee considers in making individualized compensation decisions with respect to each executive officer to the extent such factors are material in the context of the Company’s overall executive compensation philosophy. With respect to all factors that the Compensation Committee takes into consideration which the Company deems material, our proxy disclosure will describe each factor to comprehensively explain how each factor relates to the individualized compensation determination.

Compensation Committee Interlocks and Insider Participation, page 28

8.	You do not appear to have disclosed the recent share repurchase with TCV in this section. In this regard, we note your disclosure on page 33 that Jay Hoag, a member of your compensation committee is a member of the general partner of TCV. Please confirm that in future filings you will disclose such information in this section. Refer to Item 407(e)(4)(i) of Regulation S-K.

Response:

We confirm that we will disclose any information that is required to be disclosed under Item 407(e)(4)(i) of Regulation S-K in future filings, and provide appropriate incorporation by reference and/or cross-reference if necessary or helpful to the reader’s understanding of the disclosure.

Pursuant to the request of the Staff of the Commission, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to call me at (617) 431-9449 or Jane Freedman at 617-431-9875 with respect to comments 6, 7 and 8.

Sincerely,

/s/ Janice Kelliher
Janice Kelliher Chief Financial Officer and Treasurer

cc:

Melissa Kindelan, Staff Accountant

Ivan Griswold, Staff Attorney

Mark Shuman, Legal Branch Chief

Greg Strakosch, Chief Executive Officer

Jane Freedman, Vice President and General Counsel

Mark Borden, WilmerHale LLP

Todd Berry, BDO USA, LLP